Exhibit 4.7

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

Eupraxia Pharmaceuticals Inc. (the “Company”)

201-2067 Cadboro Bay Rd.

Victoria, British Columbia

Canada, V8R 5G4

Item 2:	Date of Material Change

May 18, 2023

Item 3:	News Release

A news release announcing the material change was issued on May 18, 2023 through Canada Newswire and a copy was subsequently filed on SEDAR.

Item 4:	Summary of Material Change

On May 18, 2023, the Company announced that it had appointed Mark Kowalski, MD, PhD, as the Company’s Chief Medical Officer (“CMO”).

Item 5.1:	Full Description of Material Change

On May 18, 2023, the Company announced that it had appointed Mark Kowalski, MD, PhD, as the Company’s CMO.

Dr. Kowalski has more than 20 years of experience in the pharmaceutical and biotech industry. He is a clinical leader, developing regulatory strategy and global clinical development plans for a variety of product types including small molecules, biologics (monoclonals, immunoconjugates, siRNAs) and vaccines, while working in a range of indications, including oncology, infectious diseases, urology, analgesia, allergy, rheumatology and metabolic disorders.

He brings to the Company experience with clinical study design, database design and authoring protocols for Phase 1 through 3 clinical trials, as well as medical monitoring and pharmacovigilance services for Phase 1 through 4 clinical trials, plus data analysis and writing of clinical study reports.

Dr. Kowalski held multiple senior roles, including Chief Medical Officer, at Sierra Oncology, a public company acquired by GSK plc in 2022 for US$1.9 billion.

Prior to that, he was the Chief Medical Officer and Senior Vice President at Arbutus Biopharma, a biotechnology company devoted to discovering and developing a cure for chronic Hepatitis B.

Before that, he held the same position at Tekmira, a biopharmaceutical company focused on developing therapeutics based on RNA interference utilizing lipid nanoparticle delivery technology in oncology, infectious disease, metabolic and other clinical indications. Prior to Tekmira, Dr. Kowalski worked in the oncology and inflammation therapeutic area at Gilead Sciences, Inc. following Gilead’s US$510-million acquisition of YM BioSciences Inc., at which Dr. Kowalski had been CMO and Vice President of Regulatory Affairs.

Dr. Kowalski holds a B.A. from Rutgers University and an M.D. and Ph.D. from the University of Kansas School of Medicine. He completed his postgraduate training in internal medicine and infectious diseases at Duke University and Harvard Medical School and is Board-certified in both.

Item 5.2:	Disclosure of Restructuring Transactions

Not applicable.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Bruce Cousins, President and Chief Financial Officer of the Company at 250-590-3968.

Item 9:	Date of Report

May 23, 2023.